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                                                            Exhibit (a)(2)(lxix)

                   [Willamette Industries, Inc. Letterhead]

June 14, 2001

Dear (Community Leader)

I thought you might be interested in an update on the status of Weyerhaeuser Company's hostile bid for Willamette and their campaign to elect their nominees to Willamette's Board of Directors.

As you've probably seen in news reports, the results of the election are still uncertain. After the final votes were cast at the annual shareholder meeting June 7 in Portland, we told those assembled that the outcome would have to wait for certification of the vote. This certification process is expected to take approximately two to three weeks.

If our three directors have been elected, and Weyerhaeuser is as good as its word and withdraws its offer, we will be working very hard to prove to our shareholders and our communities that Willamette is the right choice.

In the event that Weyerhaeuser's three nominees have been elected to our nine-member board, I want to assure you that our operations, products and services would not be affected. While certainly the new directors would come to our Board with a different perspective than the rest of us, we believe they understand that their fiduciary duties would require that they act in the best interests of Willamette, its customers, shareholders and communities.

I want you also to be aware that at the board of directors' meeting held on June 7, our board reaffirmed their unanimous support to continue to reject Weyerhaeuser's offer to buy Willamette, which they believe dramatically undervalues Willamette.

Throughout this proxy contest we have been gratified by the level of support we have received from the communities where we operate. I'd like to express my sincere thanks for your continued support; it has been gratifying to see how a business and a community can work so well together for the good of all.

Since there is much media attention on the election results, chances are you will hear the latest news from someone other than myself. As always, though, I would be happy to talk with you at any time if you have questions about our company's commitment to achieving the highest value for our shareholders, our communities and our employees.

Sincerely,

WILLAMETTE INDUSTRIES, INC.

/s/ Wayne Parker
Wayne Parker
Vice-President
Southern Building Materials Group